May 4, 2006

Room 4561

Gary L. Williams
Executive Vice President of Finance and Chief Financial Officer
Focus Enhancements, Inc.
1370 Dell Avenue
Campbell, California 95008

Re: Focus Enhancements, Inc.
Registration Statement on Form S-3
Filed April 13, 2006
File No. 333-133291

Dear Mr. Williams:

        This is to advise you that we have limited our review of the above-referenced filing to the matters addressed in the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Selling Stockholders

Security Ownership, page 12

1. Please revise footnote 8 to disclose as you state on page 13 that Ingalls & Snyder Value Partners L.P. is an affiliate of a broker-dealer.

Legal Opinion

2. Please have counsel supplementally confirm that it is their understanding that the reference in exhibit 5 to "corporate laws of the State of Delaware" includes other Delaware statutory provisions as well as the Delaware Constitution and reported judicial decisions interpreting these laws. See Section VIII(A)(14) of our Current Issues Outline available on our public website at www.sec.gov.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Gary L. Williams
Focus Enhancements, Inc.
May 4, 2006
Page 3

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact me, at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Jerrold F. Petruzzelli, Esq. and Craig D. Miller, Esq.
        Manatt Phelps & Phillips LLP
        1001 Page Mill Road, Building 2
        Palo Alto, CA 94304
        Facsimile: (650) 213-0260